BEIJING

BRUSSELS

CENTURY CITY

HONG KONG

JAKARTA†

LONDON

LOS ANGELES

NEWPORT BEACH

August 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C OUR FILE NUMBER 0594055-00009 WRITER’S DIRECT DIAL 650 473 2630 WRITER’S E-MAIL ADDRESS pku@omm.com .

Re:	Montage Technology Group Limited Amendment to Draft Registration Statement on Form S-1 Confidentially Submitted August 9, 2013 CIK No. 001375514

Dear Ms. Ravitz:

On behalf of Montage Technology Group Limited, an exempted company registered in the Cayman Islands (the “Company”), this letter is being sent in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2013 regarding the above-referenced Form S-1 (the “Registration Statement”), a draft of which was submitted on a confidential basis to the Commission. The Company is publicly filing herewith the updated Registration Statement.

Set forth below are the Registrant’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments is set out immediately preceding the corresponding response. All references in the responses to pages and captioned sections are to the revised draft Registration Statement submitted herewith.

Market and Industry Data, page 37

1.	The disclaimers in the last two sentences in the first paragraph under this caption are not appropriate as you should not include data in your prospectus that you believe could be materially inaccurate. Please revise here and throughout the document as appropriate.

August 21, 2013 - Page 2

Response: The Company has revised the disclosure on page 37 in response to the Staff’s comment.

Capitalization, page 40

2.	We note that the pro forma accumulated deficit of $115.6 million disclosed in this section does not match the pro forma accumulated deficit in your balance sheet on page F-3. Please revise your filing to correct this apparent typographical error.

Response: The Company has revised the disclosure on page 40 in response to the Staff’s comment.

Close Collaboration and Relationships, page 79

3.	Please explain the nature and material terms of your collaborations with Dell, Inc., Hewlett Packard Company and International Business Machines Corporation.

Response: The Company respectfully advises the Staff that the Company does not have direct contractual relationships or written agreements regarding its collaboration with server OEMs, including those named on page 79 of the Registration Statement, but works closely with such server OEMs to ensure and enhance the effectiveness of the Company’s products and their servers. The Company sells its memory interface solutions to memory module manufacturers, who then sell their memory modules incorporating the Company’s memory interface solutions to server OEMs. Because the Company’s memory interface solutions are ultimately used in the server OEMs’ servers, the performance requirements of the Company’s memory interface solutions are to a significant extent determined by the server OEMs. Therefore, maintaining a close working relationship with key server OEMs such as Dell Inc., Hewlett-Packard Company and International Business Machines Corporation is critical to the market acceptance of the Company’s memory interface solutions.

The Company’s product engineers regularly interact with product engineers of the server OEMs through one-on-one meetings as well as industry conferences and technical standard setting bodies such as JEDEC. Through these interactions, the Company is able to design its memory interface solutions to meet the server OEMs’ required design specification and satisfy other specific needs of the server OEMs, including the critical needs discussed on pages 4 and 78 of the Registration Statement.

Broad Customer Base, page 79

4.	Please provide us an analysis of your determination that you had the highest growth rate among set-top box providers with 10% or greater market share in China from the backup materials you provided. In addition, please clarify the time frame in which you believe this statement to apply.

August 21, 2013 - Page 3

Response: The Company respectfully submits that the referenced disclosure derives from the numbers shown on the page headed “China Digital STB Chip Market Detail Analysis, 2009 and 2012” in the iSuppli Report. The iSuppli Report indicates there were only three companies with 10% or above total market share in the China digital set-top box chip market in terms of units sold in 2012 (calculated by summing the numbers shown under “SOC Market Share in 2012” and “Front-end Market Share in 2012”). Among the three companies, ALi Corporation, the Company and RDA Microelectronics, Inc. had a market share of 17%, 14% and 10% in 2012, respectively. According to the 2009 data from the same page of the iSuppli Report:

•	set-top box chips sold by Ali Corporation grew from 35.3 million units in 2009 to 61.5 million units in 2012, representing a growth rate of 75% over such period;

•	set-top box chips sold by RDA Microelectronics, Inc. grew from 19.0 million units in 2009 to 34.4 million units in 2012, representing a growth rate of 81% in such period; and

•	set-top box chips sold by the Company grew from 21.5 million units in 2009 to 47.7 million units in 2012, representing a growth rate of 122% in such period.

The referenced disclosure regarding the Company having the highest growth rate among set-top box providers with 10% or greater market share in China in 2012 is based on the above data. The Company has revised the disclosure on page 79 to include the time frame that applies to the statement (i.e., from 2009 to 2012).

Notes to Consolidated Financial Statements, page F-8

5.	We noted disclosures herein that you revised the classification of inventory by stage of completion by now including $5,464 and $7,373 in finished goods as of December 31, 2011 and 2012, respectively that was previously included in work in progress. Please tell us and revise the filing to disclose the reason for revision. Tell us the authoritative accounting literature that you considered when determining the need for the referenced revision.

Response: The Company respectfully advises the Staff that, in the historical periods prior to 2013 the Company defined its products as work in progress and finished goods based on whether products were completed and fully packed for shipment. During the second quarter of 2013, in order to prepare for the implementation of a new Enterprise Resource Planning (ERP) system, the Company’s management performed a detailed review of the production processes of the Company’s products and concluded that products that have completed the final quality testing prior to packing for shipping should be included in finished goods as they are ready for sale. Previously, products were not classified as finished goods until they were fully packed for shipment. Accordingly, the Company has revised the classification of work in progress and finished goods by stage of production to include completed but not packaged product as finished goods. The Company’s management considers that both approaches of segregating work in progress and finished goods have reasonable basis.

To ensure the disclosure of inventory is consistent for each of the periods presented in upcoming filings, the Company reclassified products that passed final quality testing from work in progress to finished goods reported in prior periods. The Company has revised the disclosure on pages F-12 and F-20 to clarify the accounting policy for inventory classification.

* * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

August 21, 2013 - Page 4

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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August 21, 2013 - Page 5

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Mark Voll, Chief Financial Officer of the Registrant, at +86 21 6128-5678 extension 8618, Portia Ku of O’Melveny & Myers LLP at (650) 473-2630, or Eric Sibbitt of O’Melveny & Myers LLP at (415) 984-8777.

Sincerely,

/s/ Portia Ku

PORTIA KU

of O’Melveny and Myers LLP